Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2011

June 29, 2011

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S.GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S.GAAP on the basis that the Company trades exclusively in the U.S. Amounts reported for May 31, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures Earnings Before Interest, Taxes, Depreciation, Amortization and Stock Based Compensation (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin %”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance and the Company’s ability to incur and service debt. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin %, and Total Net Working Capital.

Overall Performance

During the three months ended May 31, 2011 the Company improved its Margin percentage from 39.2% in the quarter ended May 31, 2010 to 40.3% in the quarter ended May 31, 2011.This improvement in margins is driven by the company’s continued focus on higher margin products and improved operating efficiencies.

For the three months ended May 31, 2011, the Company reported gross sales of $5.3 million and net income of $448,061 as compared to gross sales of $5.6 million and net income of $408,224 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to a reduction in cost of sales over the comparative period.

A gain in the amount of $54,820 on the fair valuation of the derivative liability relating to non-employee stock options was offset by an increase in stock-based compensation expense in the three months ended May 31, 2011 ($168,642) in comparison to the prior year comparative period ($69,787).

EBITDAS for the quarter was $1,030,701 compared to $897,315 in the same period of 2010.The increase in EBITDAS is explained by reduced cost of sales and lower discounts, rebates, and slotting fees.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	May 31, 2011	May 31, 2010	Change
Manufactured Products	$5,115,921	$5,042,506	$73,415
Purchased Products	229,548	513,174	(283,626)
Total Gross Revenue	$5,345,469	$5,555,680	$(210,211)
Discounts, Allowances and Rebates	(339,542)	(419,298)	79,756
Net Revenue	$5,005,927	$5,136,382	$(130,455)

Gross revenue for the quarter ended May 31, 2011 was $5,345,469 compared to $5,555,680 for the same period of the previous year, representing a decrease of $210,211 or 3.8% . This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the quarter ended May 31, 2011 decreased $79,756 compared to the same period of the prior year as a result of the discontinuation of a licensed brand in Q1 2010, as well as lower discounts on the Company’s branded beverages during the period.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2011	May 31, 2010	Change
Manufactured Products	$2,781,178	$2,701,536	$79,642
Purchased Products	205,671	419,867	(214,196)
Total	$2,986,849	$3,121,403	$(134,554)

Cost of sales for the quarter ended May 31, 2011 were $2,986,849 compared to $3,121,403 for the same period of the previous year, representing a decrease of $134,554 or 4.3% . The decrease was the result of a greater decrease in the cost of sales of purchased products ($214,196) than a corresponding increase in the cost of manufactured products ($79,642).

Margin

	Quarter ended	Quarter ended
Margin	May 31, 2011	May 31, 2010	Change
Manufactured Products	$2,007,085	$1,974,078	$33,007
Purchased Products	11,993	40,901	(28,908)
Total	$2,019,078	$2,014,979	$4,099
Margin percentage	40.3%	39.2%	1.1%

Margin for the quarter ended May 31, 2011 was $2,019,078 compared to $2,014,979 for the same quarter of the previous year, representing an increase in margin percentage of 1.1% .

Selling, General and Administration Expenses

Selling, general and administration expenses increased by $12,452 (1.0%) from $1,195,112 in the same quarter of the prior year to $1,207,564 in the quarter ended May 31, 2011. This increase is due to a $98,855 increase in stock based compensation expense, partially offset by reductions in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform with this new presentation.

Summary of Quarterly Results

	May31 (Q1)		February28 (Q4)		November30 (Q3)		August31 (Q2)
	2011	2010	2011	2010	2010	2009	2010	2009
Net sales / operating revenue	$ 5,005,927	$ 5,136,382	$ 4,036,304	$ 4,653,550	$ 3,869,736	$ 4,350,703	$ 5,866,609	$ 6,112,917
Net income (loss)	$ 448,061	$ 408,224	$ 94,816	$ 99,639	$ 46,588	$ 66,288	$(549,072)	$ 809,455
Net income (loss) per share	$ 0.13	$ 0.05	$ 0.02	$ 0.03	$ 0.01	$ 0.02	$(0.14)	$ 0.20
Net income (loss) per share, diluted	$ 0.12	$ 0.05	$ 0.02	$ 0.03	$ 0.01	$ 0.02	$(0.14)	$ 0.20

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company. Net Income Before Stock Based Compensation Expense is as follows:

	May31 (Q1)		February28 (Q4)		November30 (Q3)		August31 (Q2)
	2011	2010	2011	2010	2010	2009	2010	2009
Net income (loss)	$ 448,061	$ 408,224	$ 94,816	$ 99,639	$ 46,588	$ 66,288	$(549,072)	$ 809,455
Stock based compensation	$ 167,180	$ 69,787	$ 218,450	$ 58,619	$ 205,539	$ 52,108	$ 1,181,098	$ 66,706
Net income (loss) before stock based compensation	$ 615,241	$ 478,011	$ 313,266	$ 158,258	$ 252,127	$ 118,396	$ 632,026	$ 876,161

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2011	May 31, 2010
Net income	$448,061	$408,224
Interest, net	(25,287)	(44,257)
Depreciation and amortization	(167,180)	(169,733)
Stock based compensation expense	(168,642)	(69,787)
Income taxes	(221,531)	(205,314)
EBITDAS	$1,030,701	$897,315

Margin	Quarter ended	Quarter ended
	May 31, 2011	May 31, 2010
Net revenue	$5,005,927	$5,136,382
Less: cost of sales	(2,986,849)	(3,121,403)
Margin	$2,019,078	$(2,014,979)
Margin % of Net Revenue	40.3%	39.2%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended
		May 31, 2011	May 31, 2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000

ii)	Incurred professional service fees with a company related by a director in common	132,000	132,000

iii)	Incurred marketing consulting services with a company related by a director in common	19,300	22,000

iv)	Incurred consulting fees with a company related by an officer in common	64,800	60,969

v)	Incurred services from a company related by a director in common	3,948	1,968

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	May 31, 2011	May 31, 2010	Change
Operating activities	$271,050	$717,826	$(446,776)
Investing activities	$(244,454)	$(86,295)	$(158,159)
Financing activities	$(397,795)	$(193,074)	$(204,721)

During the quarter, cash generated from operating activities decreased by $446,776 compared to the same period of the prior year. This decrease is primarily the result of the increase in the timing of inventory and accounts receivable build up heading into the Company’s busy season and the delay in payment of an account receivable by the Company that was collected subsequent to quarter end.

The increase in cash utilized for investing activities is attributable to capital expenditures relating to a plant line-upgrade and reconfiguration project that was completed in the first quarter. During the quarter the company invested $244,454 in Property, Plant and Equipment compared to $86,295 in the first quarter of 2010.

Cash utilized for financing activities was $397,795 during the quarter, representing an increase of cash utilized for financing activities of $204,721 compared to the same quarter in 2010. The increase in cash utilized by financing activities is primarily a result of share repurchases. During the quarter, the company repurchased 98,813 shares at a cost of $323,602.

Liquidity and Capital Resources

As at May 31, 2011, the Company had total net working capital of $2,161,198. In addition, at May 31, 2011 the Company had $1,237,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2011 this credit facility was wholly unutilized.

Total Net Working Capital	May 31, 2011	May 31, 2010
Total Current Assets	$4,579,899	$3,941,247
Less: Total Current Liabilities	(2,418,701)	(2,077,474)
Total Net Working Capital	$2,161,198	$(1,863,773)

The Company has not added any contractual obligations during the interim period. Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2011, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 10 and Note 11 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At June 29, 2011, the Company had 3,484,536 issued and outstanding common shares excluding the 20,900 held in treasury, 969,000 issued and outstanding stock options, of which 837,880 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S.GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.